October 11, 2019

FILED VIA EDGAR

Donald Field

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Midatech Pharma PLC
Registration Statement on Form F-3
Filed September 23, 2019
File No. 333-233901

Dear Mr. Field:

On behalf of our client, Midatech Pharma PLC, a foreign private issuer incorporated under the laws of England and Wales (the “Company”), we are submitting this letter in response to the written comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as contained in your letter of comment dated October 3, 2019 to the Company regarding the Company’s Registration Statement on Form F-3 (File No. 333-233901) (the “Registration Statement”), as filed with the SEC on September 23, 2019. The Company is concurrently filing via EDGAR Amendment No. 1 (the “Amendment”) to the Registration Statement, marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are supplementally providing a marked copy of the Amendment.

The Company respectfully submits the following response with respect to the comment contained in the October 3, 2019 letter. For ease of reference, the Staff’s comment is set forth in italic type immediately before the corresponding response submitted by the Company.

Registration Statement on Form F-3

General

1.	Please refer to Section 7.6 of Exhibit 4.2. We note that the depositary is entitled to refer any dispute or difference for final settlement by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association. Please revise the prospectus to describe the arbitration provision and to disclose the impact of this provision on holders of your ADSs for claims under federal securities laws.

In response to the Staff’s comment, the Company has amended its Deposit Agreement, dated as of December 4, 2015, by and among the Company, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”) and the holders and beneficial owners of American depositary shares evidenced by the American depositary receipts issued thereunder, as amended (the “Deposit Agreement”), to clarify that the arbitration provision relates to claims arising out of the contractual relationship between the parties and does not preclude an ADS holder from pursuing claims under the federal securities laws in federal courts. The amended Deposit Agreement also clarifies that no disclaimer of liability under the federal securities laws is intended by any provision of the Deposit Agreement. The Company filed the amendment to the Deposit Agreement as Exhibit (a)(3) to its Post-Effective Amendment No. 2 to Form F-6, which was filed with the SEC on October 11, 2019.

Securities and Exchange Commission

October 11, 2019

Further, in response to the Staff’s comment, the Company has revised the disclosure on page 32 of the Amendment to describe the arbitration provisions of the Deposit Agreement and clarify that such provision does not preclude an ADS holder from pursuing claims under the federal securities laws in federal courts.

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The Company will furnish a letter at the time its requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

If the Staff should have any questions, or would like further information, concerning the response above, please do not hesitate to contact me at (617) 856-8362 (jmccaffrey@brownrudnick.com).

Sincerely,

/s/ Jason S. McCaffrey
Jason S. McCaffrey

cc:	Justin Dobbie, SEC Staff
Craig Cook, Chief Executive Officer
Stephen Stamp, Chief Financial Officer